a2a
energie in comune

09046337

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 5, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press releases.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

6/15

SEC Mail Processing
Section

JUN 10 2009

Washington, DC
110

Encl.

a2a

FILE NO. 82-4911

PRESS RELEASE

Milan, 5 June 2009 – The meeting of the Management Board of A2A S.p.A., chaired by Giuliano Zuccoli and held today, acknowledged the appointment of the new Supervisory Board and those present, for institutional reasons, unanimously decided to resign from their office and refer the matter to the Supervisory Board for its decision.

Mr. Zuccoli immediately notified the Chairman and the Vice Chairman of the Supervisory Board so that they may proceed with the consequent formalities.

For further information:
Comunicazione e Relazioni Esterne - Ufficio Stampa
Tel. 02 7720.4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. 02 7720.3879 - ir@a2a.eu
www.a2a.eu

a2a

FILE NO. 82-4911

PREASE RELEASE

Milan, 5 June 2009 – Today the Chairman of the Supervisory Board of A2A, Graziano Tarantini, and the Vice-Chairman, Rosario Bifulco, acknowledged the resignation of the Management Board. The Board's decision was taken with the unanimous consent of those present because considered institutionally opportune, and in a spirit of maximum cooperation.
The Chairman, Graziano Tarantini, and the Vice-Chairman, Rosario Bifulco, then proceeded to the presentation of two slates of candidates for the new Management Board.

The First Slate (supported by members of the Supervisory Board, Rosario Bifulco, Adriano Bandera, Gianni Castelli, Stefano Grassani, Marco Miccinesi, Giorgio Maria Filiberto Sommariva) proposes the following candidates: Giuliano Zuccoli, Francesco Randazzo, Renato Ravanelli, Giuseppe Sala, Alessandro Ermolli, Carlo Secchi, Patrizia Savi and Michele De Censi.

The Second Slate (supported by members of the Supervisory Board, Graziano Tarantini, Alberto Cavalli, Bruno Caparini, Enrico Mattinzoli, Norberto Rosini, Franco Tamburini) proposes the following candidates: Vittorio Cinquini, Paolo Rossetti, Franco Baiguera, Mario Cocchi, Alessandro Triboldi, Antonio Bonomo, Enzo Gerosa and Mario Tomasoni.

Finally, the Chairman, Graziano Tarantini, and the Vice-Chairman, Rosario Bifulco, thanked the members of the Management Board for services rendered in the past in furthering the development of the company and for the important results achieved to date positioning A2A on the domestic and European markets.

For further information:
Comunicazione e Relazioni Esterne - Ufficio Stampa
Tel. 02 7720.4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. 02 7720.3879 - ir@a2a.eu
www.a2a.eu